Exhibit 1.01

Exhibit 1.01 – Conflict Minerals Report

When used in this report, the terms “Natura &Co,” the “Company,” “we,” “our,” or “us” mean, unless the context otherwise indicates, Natura &Co Holding S.A. “Avon” means, unless the context otherwise indicates, Avon Products, Inc. and its consolidated subsidiaries. “Natura Cosméticos” means, unless the context otherwise indicates, Natura Cosméticos S.A. and its subsidiaries. On January 3, 2020, Natura Cosméticos and Avon became wholly-owned subsidiaries of Natura &Co.

This Conflict Minerals Report is an exhibit to Avon’s Form SD filed with the Securities and Exchange Commission on May 25, 2022 and should be read in conjunction with the Form SD. Capitalized terms used herein and not defined have the meanings set forth in the Form SD.

Summary

To the best of our knowledge, Natura &Co did not source any minerals, including conflict minerals, directly from mines, smelters or refiners. Natura &Co conducted supply chain diligence for the 2021 compliance period in order to engage with suppliers and acquire information regarding the potential use and source of conflict minerals in products that they provide to Natura &Co.

After exercising due diligence as described below, we are currently unable to determine specifics on the mine location and country of origin for the conflict minerals used in our products. As a result, we are unable to conclude with certainty that none of the conflict minerals in our products originated in a covered country.

We are a global manufacturer and marketer of beauty products, cosmetics, fragrances and toiletries, as well as certain other products, including fashion and home products. Our products include: skincare (which includes personal care), fragrance and color (cosmetics), fashion jewelry, watches, apparel, footwear, accessories, gift and decorative products, housewares, entertainment and leisure products, and nutritional products. Certain of our product categories contain products that include conflict minerals in their creation. For example, some of our raw ingredients used in the manufacture of certain color and skincare products contained tin or gold. Other minerals may be used indirectly as a catalyst in the production of our beauty products. In addition, certain jewelry, accessories and other products within the fashion category also contain these minerals.

In light of our conclusion and in line with the Rule, an independent private sector audit of this Conflict Mineral Report is not required.

Due Diligence Framework & Design

Natura &Co designed its due diligence process based upon the internationally recognized due diligence framework set forth in the Organization for Economic Cooperation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Framework”)(OECD 2016).

Due Diligence Steps Taken

In accordance with the OECD framework, Natura &Co’s due diligence measures included the following steps:

1) Establish strong company management systems

•	Maintained a cross-functional team comprised of employees in key business functions (Sourcing, Research & Development, Finance and Legal) to design and implement our conflict minerals compliance efforts with executive-level support and oversight from the Chief Procurement Officers.

•	Continued providing background information on the Rule to employees involved in our conflict minerals compliance efforts.

•	Provided guidance and support to suppliers involved in our conflict minerals compliance efforts.

•	Continued to maintain the conflict minerals position statement, which includes information on how to contact Natura &Co for further information and/or report concerns. The Natura &Co Conflict Minerals Position Statement is available on our website at https://www.naturaeco.com/pt-br/conflict-minerals/.

•	Maintained the Natura &Co Ethics Line (avon.navexone.com) that is available 24 hours a day, seven days a week and also provides a way to ask questions or report any issues.

•	Enhanced supply chain transparency and strengthened engagement with suppliers by asking targeted suppliers to complete the Conflict Mineral Reporting Template developed by the Responsible Minerals Initiative and providing suppliers with background information on the Rule.

•	Required that relevant conflict minerals documentation be retained for at least five years pursuant to our document retention policy.

2) Identify and assess risks in the supply chain

Our supplier Surveys provided an opportunity for us to engage with targeted suppliers and acquire information regarding the potential use and source of conflict minerals in products that they provide to any brand in the Natura &Co group – Natura, Avon, The Body Shop, and Aesop. It also helped us to assess relevant supply chain information in our information systems. In particular, we:

•	Developed a better understanding of our suppliers’ processes and where there were potential gaps in information or understanding.

•	Reviewed Survey responses for “red flags,” i.e., inconsistent and/or incomplete responses that indicated a potential risk.

•	Compared smelters and refiners identified by participating suppliers to the list of smelters that have been validated as conformant to the Responsible Minerals Initiative’s (“RMI”) Responsible Minerals Assurance Process (“RMAP”).

•	Identified areas of improvement for our information technology that could enhance, on an ongoing basis, the quality of direct supplier information to better assess the potential use of conflict minerals.

3) Design and implement a strategy to respond to identified risks

Natura &Co implemented a risk management plan designed to identify, monitor and mitigate identified risks. Key elements of the plan included:

•	Providing updates to senior management in Procurement through Steering Committee updates.

•	Sending corrective action follow-up notices to suppliers who provided incomplete and/or inconsistent Survey responses. The corrective action notices requested follow-up information from suppliers, as needed, and directed suppliers to our training materials regarding key regulatory requirements and to industry resources that may be useful to the suppliers.

•	Sending a corrective action notice to suppliers who did not complete a Survey in a timely manner, requesting that they begin gathering information regarding the potential use of conflict minerals in materials supplied to Natura &Co during 2021 and also informing them that Natura &Co will provide additional training as needed. Natura &Co informed these suppliers that if they did not complete the survey and comply with our 2021 compliance efforts, Natura &Co would evaluate its options, including but not limited to reassessment of the relationship between the supplier and Natura &Co.

4) Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain

To the best of our knowledge, Natura &Co did not source any minerals, including conflict minerals, directly from mines, smelters or refiners and is several layers removed from these market activities. As a result, Natura &Co does not conduct audits of smelters and refiners. As part of our due diligence process, we rely on cross-industry initiatives such as those led by the Responsible Business Alliance, GeSI and the Responsible Minerals Initiative.

5) Report on supply chain due diligence

This Report and the Form SD are available at https://www.naturaeco.com/pt-br/conflict-minerals/.

Outcomes of Reasonable Country of Origin Inquiry (RCOI)/Due Diligence

We have not been able to determine whether any of the products manufactured, or contracted to be manufactured, for Natura &Co by our suppliers contain conflict minerals originating from one of the covered countries.

We received responses from 139 (79%) of the 176 suppliers initially identified. Of the suppliers that did complete the survey, 101 responded that their products do not contain any conflict minerals. Based on survey responses, we identified 38 suppliers that manufactured, or contracted to manufacture, products that contained conflict minerals.

Of these 38 suppliers, 30 responded that the conflict minerals did not originate in a covered country. The remaining eight suppliers indicated that their products contain conflict minerals that originated in one of the covered countries, and four specified smelters that were noted to be conformant to the RMI’s RMAP during the reporting period.

The 38 suppliers identified 339 smelters and/or refiners that may have been used to supply the conflict minerals used in their products. 231 smelters and/or refiners were identified as being conformant to the RMI’s RMAP during the reporting period. The suppliers reported the smelter and refiner information predominantly at a company level and not at a product level.

After exercising due diligence as described in this report, we are unable to conclude with certainty that none of the conflict minerals in our products originated in a covered country.

Independent Audit

Pursuant to Rule 13p-1, Natura &Co has determined that for 2021 an independent private sector audit is not required.

Ongoing Risk Mitigation Efforts

In line with Avon’s Conflict Minerals Position Statement, the Natura &Co Group-level Global Procurement Center of Excellence is implementing an ongoing risk mitigation plan that is intended to strengthen our supply chain due diligence capability and traceability with respect to conflict minerals and reduce the risk that the sourcing of any conflict minerals benefits armed groups in the covered countries.

Natura &Co has implemented the following for the 2021 compliance period:

•	Where possible, Natura &Co used raw ingredient and product information to pursue a more targeted approach in identifying suppliers that could be providing products containing conflict minerals.

•	Natura &Co informed non-responsive suppliers that failure to support the 2021 compliance effort may cause Natura &Co to evaluate its options including, but not limited to, reassessment of the relationship between the supplier and Natura &Co.

•	Natura &Co informed suppliers of the RMI smelter list and encouraged the utilization of conformant smelters.

•	Harmonized and published a Natura &Co supplier code of conduct applicable for Avon, Natura, The Body Shop, and Aesop; which brings a specific topic on Conflict Minerals.

This new Supplier Code of Conduct can be found at https://www.naturaeco.com/code-of-conduct/.

Key steps for 2022 will include:

•	Continuing engagement with targeted suppliers in 2022, including current suppliers who were non-responsive to the 2021 RCOI or who were responsive, but did not provide sufficient information.

•	Continuing direct engagement with Natura &Co associates responsible for the relationships with suppliers who are asked to complete the Survey as a means of increasing the response rates and improving the quality of data collected.

•	Continuing to identify and drive improvements to the ingredient and product information that could enhance, on an ongoing basis, the quality of direct supplier information to better assess the potential use of conflict minerals and increase accuracy for targeting existing suppliers in future years.

•	Continuing to monitor the U.S. and global conflict minerals regulatory environment to ensure updates to Natura &Co’s compliance program as needed to comply with relevant regulations.

Forward-Looking Statements

Certain statements herein, including our ongoing risk mitigation efforts, may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of Natura &Co to be materially different from any future results expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, (1) the implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source conflict minerals and (3) political and regulatory developments, whether in the Democratic Republic of the Congo region, the United States or elsewhere. Any forward-looking statements speak only as of the date they are made. The Company does not undertake to update any such forward-looking statements.